SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 13
DATASCOPE CORP.

(Name of Subject Company (Issuer))
DAVINCI MERGER SUB, INC.

an indirect, wholly owned subsidiary of Getinge AB
and
GETINGE AB

(Names of Filing Person (Offerors))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
238113104

(CUSIP Number of Class of Securities)
Ulf Grunander, President
c/o Getinge AB, Ekebergsvagen 26, Getinge, Sweden SE-310 44
46 (0) 35 15 55 80

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With copies to:
Steven L. Pottle, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$896,405,642	$35,229
*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $53.00 per share by 16,913,314, the number of shares of Common Stock, par value $0.01 per share (“Shares”), of Datascope Corp. (“Datascope”) outstanding on a fully diluted basis as of September 12, 2008, as represented by Datascope in the Agreement and Plan of Merger among Datascope, Getinge AB and DaVinci Merger Sub, Inc., which Shares consist of (a) 15,911,514 Shares issued and outstanding and (b) 1,001,800 Shares subject to issuance upon exercise of outstanding options.
**	The amount of the filing fee, calculated in accordance with Rule 0-11, equals $39.30 per million dollars of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,229	Filing Party: DaVinci Merger Sub, Inc. and Getinge AB
Form or Registration No.: Schedule TO	Date Filed: September 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEMS 1, 4, 8 AND 11
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(5)(P)

     This Amendment No. 13 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 30, 2008 (as previously amended, the “Schedule TO”), relating to the offer by Getinge AB, a Swedish Aktiebolag (“Getinge”) and DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge, to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights (the “Rights”) issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent, at a price per share equal to $53.00, net to the seller in cash, without interest and subject to any required withholding of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2008 (the “Merger Agreement”), by and among Purchaser, Getinge and Datascope.
     Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
ITEMS 1, 4, 8 AND 11.
     Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:
     “At 12:00 midnight, New York City time, at the end of January 29, 2009, the Offer expired. Based on information provided by American Stock Transfer and Trust Company, the depositary for the Offer, as of such time, a total of 15,373,722 Shares (including 1,440,619 Shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the Offer and not withdrawn, which represent approximately 96% of all outstanding Shares. Purchaser has accepted for payment in accordance with the terms of the Offer all Shares validly tendered and not withdrawn prior to the expiration of the Offer.
     On January 30, 2009, Purchaser exercised its option under the Merger Agreement (the “Merger Option”) to acquire from Datascope a number of additional Shares for $53.00 per Share in cash, so that it would hold more than 90% of the outstanding Shares (not including the Shares tendered under guaranteed delivery procedures) after giving effect to the issuance of Shares pursuant to the Merger Option. The closing of the issuance of Shares pursuant to the Merger Option occurred on January 30, 2009.
     On January 30, 2009, pursuant to a “short-form” merger procedure available under Delaware law, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware whereupon the Merger became effective. In the Merger, each remaining Share was cancelled and (except for Shares purchased in the Offer and certain other shares) converted into the right to receive $53.00 per share in cash, without interest. Effective as of the opening of trading on January 30, 2009, the Shares will no longer be traded on NASDAQ.”
     On January 30, 2009, Getinge issued a press release announcing the expiration of the Offer, the full text of which is filed as Exhibit (a)(5)(P) to this Schedule TO and is incorporated by reference herein.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
     “(a)(5)(P) Press Release issued by Getinge, dated January 30, 2009, announcing the expiration of the Offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 is true, complete and correct.
Dated: January 30, 2009

GETINGE AB
By:	/s/ Ulf Grunander
Name:	ULF GRUNANDER
Title:	CFO

EXHIBIT INDEX

(a)(5)(P)	Press Release issued by Getinge, dated January 30, 2009, announcing the expiration of the Offer.